Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Financial Editors:
     Kingsway Reports Net Income of $6.3 Million in the Second Quarter

     TORONTO, Aug. 7 /CNW/ - Kingsway Financial Services Inc. (TSE:KFS,
NYSE:KFS) today announced its financial results for the second quarter ended
June 30, 2008 (results are in U.S. dollars). The Company reported net income of $6.3 million or $0.11 diluted per share for the quarter, marking a significant improvement over the net loss of $34.4 million reported in the first quarter of 2008 but below net income of $41.7 million reported in the second quarter of 2007. Gross premiums written were $443.2 million, 16% lower than a year ago.
     The Company's securities portfolio continued to provide steady income despite challenging economic trends and volatile financial markets in the U.S.
and Canada. Investment income, excluding net realized gains, was
$33.6 million, virtually unchanged from a year ago. During the quarter, the investment portfolio produced net realized gains of $10.9 million which is net of an adjustment of $9.9 million for the write-down of securities held which were deemed to be other than temporarily impaired. Book value per share decreased 4% during the quarter to $15.49 (Cdn$15.80) as a result of the change in the market value of the securities portfolio which decreased book value by $0.81.
     Compared with the first quarter of this year, operating results improved despite challenging industry conditions. Quarterly results reflect improved reserving experience and the benefit of the termination of unprofitable programs since year-end. There was estimated net unfavourable reserve development of $7.3 million ($4.6 million in Canada and $2.7 million in the
U.S.) or $0.14 per share on an after-tax basis in the second quarter of 2008,
88% lower than in the first quarter of 2008 which compares with net favourable reserve development of $1.4 million in the second quarter of 2007. The combined ratio was 107.0% in the second quarter, marking an improvement over the first quarter but above the 100.8% reported in Q2 2007. Lincoln General's claims management has been steadily moved in-house in recent years, and the benefit of the completion of this transition is being reflected in improved pricing and claims management. U.S. operations reported a combined ratio of
106.7% in the second quarter and, excluding terminated programs at Lincoln
General, would have reported a combined ratio of 101.0% in the second quarter of 2008.
     Gross premiums declined $92.4 million (or 26%) in the quarter and by
$118.4 million (or 16%) year to date in the U.S., reflecting the impact of termination of unprofitable programs and also the soft market conditions for commercial automobile business. Lincoln General's premium volume declined by
$90.7 million in the quarter and $160.0 million year to date compared to the same periods last year. In Canada, premiums were 2% lower when adjusted for the stronger Canadian dollar, reflecting slowness in the trucking line of business as fleet operators have been reducing their cross border operations due to the slowing of the U.S. economy. Motorcycle premiums in Canada were
$56.5 million, an increase of 18% for the first six months of 2008 compared to the same period last year. This reflects consumers movement to more fuel efficient vehicles. For the quarter, U.S. operations represented 59% of gross premiums compared with 68% a year ago, while Canadian operations represented
41% compared with 32% a year ago.
     "The return to overall profitability in the second quarter resulted from consistent income from our investment portfolio, despite challenging market conditions, and improving performance in our insurance operations, where we have established more conservative reserving practices. We have moved decisively to identify and remedy underperforming businesses in order to stabilize and then improve the future performance of our insurance operations," said Shaun Jackson, President and Chief Executive Officer.
"During the quarter, we made several executive changes to strengthen our leadership team, to better align management responsibilities and to involve the broader management group in developing the corporate strategy. Kingsway will continue to focus on its core profitable business lines and will exit non-core underperforming businesses, thus better positioning it to restore profitability to acceptable levels while building a solid foundation for future growth."
     On July 21, 2008, the Company repaid $89.8 million, which was the entire amount outstanding under its three-year revolving credit facility, and also repaid C$19.9 million of the C$69.8 million outstanding under the 365-day credit agreement. Total bank debt has been reduced to $48.8 million from
$157.9 million and on a proforma basis the Company thus improved its senior debt to total capital ratio to 25.5% from 31.2% prior to the payment.

     Mr. Jackson commented: "We have experienced a reduction in premium volumes. As a result, this created a situation where we had significant surplus capital which was not required for the Company's needs in the near term. It is a sign of Kingsway's strength that it was able to utilize its surplus capital to repay the majority of its short-term debt, reduce future interest expense and significantly de-leverage its balance sheet."

     Six month results

     For the six months ended June 30, 2008, Kingsway reported a net loss of
$28.1 million ($0.51 per share diluted) compared with net income of
$61.4 million ($1.09 per share diluted) in the same period of 2007. Investment income, excluding net realized gains, was $71.0 million, 9% above a year ago, while operations recorded a loss of $30.0 million which compares with operating income of $32.5 million in the same period of 2007. Gross premiums written were $900.3 million, 10% lower than the comparable six month period of
2007.

     Dividend

     The Board of Directors has declared a quarterly dividend of C$0.075 per common share, payable on September 30, 2008 to shareholders of record on
September 15, 2008.

     Conference Call and Webcast

     You are invited to participate in our quarterly results conference call that will take place on August 7, 2008 at 8:30 a.m. EDT. To access please dial
1-800-732-0232 about 5 minutes before the start of the call. An audio webcast will also be broadcast live and can be accessed through our website at
http://www.kingsway-financial.com or directly at
http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID(equal sign)2321440

     About the Company

     Kingsway Financial Services Inc. "Kingsway" is one of the largest non-standard automobile insurers and truck insurers in North America based on
A.M. Best data that we have compiled. Kingsway's primary business is the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers and trucking insurance. The Company currently operates through thirteen wholly-owned insurance subsidiaries in
Canada and the U.S. Canadian subsidiaries include Kingsway General Insurance
Company, York Fire & Casualty Insurance Company and Jevco Insurance Company.
U.S. subsidiaries include Universal Casualty Company, American Service
Insurance Company, Southern United Fire Insurance Company, Lincoln General
Insurance Company, U.S. Security Insurance Company, American Country Insurance
Company, Zephyr Insurance Company, Mendota Insurance Company, Mendakota
Insurance Company and Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda.
     The common shares of Kingsway Financial Services Inc. are listed on the
Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol "KFS"

     <<
     Financial Summary and Highlights:

     -------------------------------------------------------------------------
                        Quarter to June 30:          6 months to June 30:
     -------------------------------------------------------------------------
     (in millions
      of dollars
      except per
      share amounts)   2008      2007    Change      2008      2007    Change
     -------------------------------------------------------------------------
     Gross premiums
      written      $  443.2  $  525.2      (16%) $  900.3  $1,004.6      (10%)
     Underwriting
      loss            (29.3)     (3.7)     692%     (98.4)    (24.5)     302%
     Investment
      income           33.6      33.8       (1%)     71.0      65.4        9%
     Net realized
      gains            10.9      30.8      (65%)      5.5      39.9      (86%)
     Operating
      earnings (loss)  (0.4)     20.6     (102%)    (30.0)     32.5     (192%)
     Net income (loss)  6.3      41.7      (85%)    (28.1)     61.4     (146%)
     Diluted earnings
      (loss) per
      share            0.11      0.74      (85%)    (0.51)     1.09     (147%)
     Book value
      per share                                     15.49     17.77      (13%)
     Combined ratio  107.0%    100.8%      6.2%    111.5%    102.7%      8.8%
     -------------------------------------------------------------------------

     -   Gross premiums written decreased 16% to $443.2 million in the quarter compared to $525.2 million in Q2 last year, and for the first half of the year was $900.3 million compared to $1,004.6 million for the same period last year, primarily as a result of the impact of the soft market and termination of business at Lincoln General. Lincoln
         General's premium volume declined by $90.7 million in the quarter and
         $160.0 million year to date compared to the same periods last year.

     -   For the quarter the Company reported net income of $6.3 million compared to net income of $41.7 million in Q2 last year and a net loss of $28.1 million for the first half of the year compared to a net income of $61.4 million for the same period last year.

     -   For the quarter and year to date the Company reported operating losses of $0.4 million and $30.0 million, respectively, compared to operating income in Q2 of last year of $20.6 million and
         $32.5 million last year to date.

     -   Diluted earning per share was $0.11 for the quarter compared to earnings of $0.74 per share for Q2 last year and diluted loss per share of $0.51 for the first half of 2008 compared to diluted earnings per share of $1.09 for the same period last year.

     -   The combined ratio was 107.0% in the quarter compared to 100.8% same quarter last year, with Canadian operations reporting a combined ratio of 107.7% and U.S. operations a combined ratio of 106.7%.

     -   Estimated net unfavourable reserve development was $7.3 million in the quarter ($66.1 million for the year to date) which increased the combined ratio by 1.8% for the quarter (7.7% for the year to date).
         The impact of this development on an after tax basis was $0.14 per share for the quarter ($1.08 for the year to date).

     -   Investment income, excluding net realized gains dropped marginally by
         1% to $33.6 million compared to $33.8 million for the same quarter of
         2007. For the year to date investment income, excluding net realized gains, has increased by 9% to $71.0 million compared to $65.4 million for the corresponding period last year. Included in net realized gains were adjustments to the carrying values of securities for declines in market value considered other than temporary of
         $9.9 million ($18.8 million for the year to date) or $0.18 per share for the quarter ($0.34 per share for the year to date).

     -   The fair value of the securities portfolio per share decreased by 5%
         since the beginning of the year to $59.96.

     -   As at June 30, 2008 the securities portfolio did not include any collateralized debt obligations nor any direct exposure to any asset backed commercial paper. The securities portfolio has an exposure of approximately $2.7 million to the sub-prime mortgage market in the
         U.S. through home equity loan asset backed securities.
     >>

     Kingsway Financial Services Inc.
     Management's Discussion and Analysis
     For the three and six months ended June 30, 2008 and 2007
     (U.S. dollars)

     The following management's discussion and analysis (MD&A) should be read in conjunction with the Company's unaudited interim consolidated financial statements for the second quarter of fiscal 2008 and 2007; with the MD&A set out on pages 12 to 57 in the Company's 2007 Annual Report, including the section on risk factors; and with the notes to the interim consolidated financial statements for the second quarter of fiscal 2008 and the notes to the audited consolidated financial statements for fiscal 2007 set out on pages
68 to 85 of the Company's 2007 Annual Report.

     The Company's financial results are reported in U.S. dollars. Unless otherwise indicated, all amounts are in U.S. dollars and have been derived from financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP).

     Non-GAAP Financial Measures

     The Company uses both GAAP and certain non-GAAP financial measures to assess performance. Securities regulators require that companies caution readers about non-GAAP financial measures that do not have a standardized meaning under GAAP and are unlikely to be comparable to similar measures used by other companies. Kingsway, like many insurance companies, analyzes performance based on underwriting ratios such as combined, expense and loss ratios. These terms are defined in the glossary of terms section beginning on page 87 of the 2007 Annual Report. Although there is not a property and casualty industry defined standard that is consistently applied in calculating these ratios, Kingsway has historically included costs such as corporate office expenses and excluded premium finance revenues whereas other public companies have done otherwise in the calculation of their expense and combined ratios. Readers are therefore cautioned when comparing Kingsway's combined ratios to those of other public companies as they may not have been calculated on a comparable basis.
     The Company also uses securities portfolio per share information which is calculated based on the fair value of the securities portfolio divided by the number of issued and outstanding common shares. The Company uses operating earnings which are calculated as net income excluding after-tax net realized gains and losses on securities to assess the profitability of its operations.
A reconciliation of net income to operating earnings is presented in the section titled 'Operating Earnings'.

     <<
     Premiums

     -------------------------------------------------------------------------
     (in millions of
      dollars)          Quarter to June 30:          6 months to June 30:
     -------------------------------------------------------------------------
                       2008      2007    Change      2008      2007    Change
     -------------------------------------------------------------------------
     Gross premiums
      written
       Canada      $  179.9  $  169.5        6%  $  299.6  $  285.5        5%
       U.S.           263.3     355.7      (26%)    600.7     719.1      (16%)
     -------------------------------------------------------------------------
       Total       $  443.2  $  525.2      (16%) $  900.3  $1,004.6      (10%)

     Net premiums
      written
       Canada      $  174.1  $  162.7        7%  $  288.1  $  272.5        6%
       U.S.           234.0     326.7      (28%)    543.6     661.0      (18%)
     -------------------------------------------------------------------------
       Total       $  408.1  $  489.4      (17%) $  831.7  $  933.5      (11%)

     Net premiums
      earned
       Canada      $  136.2  $  133.2        2%  $  267.8  $  250.9        7%
       U.S.           280.1     340.8      (18%)    591.1     641.3       (8%)
     -------------------------------------------------------------------------
       Total       $  416.3  $  474.0      (12%) $  858.9  $  892.2       (4%)
     -------------------------------------------------------------------------
     >>

     The U.S. operations reported a decrease in premiums written of
$92.4 million (or 26%) during the quarter and $118.4 million (or 16%) year to date. Lincoln General's premium volume declined by $90.7 million in the quarter ($160.0 million year to date) compared to the same period last year due to the impact of terminations of unprofitable programs and the soft market conditions for the trucking business in the U.S.
     As a result of the strengthening Canadian dollar, gross premiums written for the Canadian operations increased 6% in the quarter (5% year to date)
compared to last year. In Canadian dollars, gross premiums written from
Canadian operations declined by 2% for the quarter (declined 6% year to date)
compared to last year. Canadian operations experienced a decline of 26% in gross premiums written in the trucking line of business as fleet operators have been reducing their cross-border operations due to the slowing North
American economy.
     U.S. operations represented 59% of gross premiums written in the quarter
(67% year to date) compared with 68% in the same quarter (72% year to date last year) last year. Non-standard automobile, trucking, and commercial automobile premiums represented 39%, 16% and 16%, respectively, of gross premiums written for the quarter compared with 31%, 22% and 18% last year.
Mendota writes primarily non-standard automobile insurance which primarily accounts for the increase in the percentage of non-standard automobile for the year to date.

     <<
     Investment Income

     -------------------------------------------------------------------------
                        Quarter to June 30:          6 months to June 30:
     -------------------------------------------------------------------------
     (in millions of
      dollars)         2008      2007    Change      2008      2007    Change
     -------------------------------------------------------------------------

     Investment
      income       $   33.6  $   33.8       (1%) $   71.0  $   65.4        9%

     -------------------------------------------------------------------------
     >>

     Investment income has decreased by 1% in the quarter primarily due to lower short-tem yields in Canada and the U.S., partially offset by the impact of the stronger Canadian dollar which increases the investment income from
Canadian operations reported in U.S. dollars. Investment income has increased by 9% for the six months to June 30 as a result of the higher short term yields in the first quarter of 2008 compared to the first quarter of 2007. The cost based yield on the fixed income portfolio decreased to 4.5% compared to
4.7% for the same quarter last year, primarily attributable to the drop in short-term yields described above. The cost based yield represents the total interest income before expenses divided by the average amortized cost base of fixed income securities held in the portfolio during the period.

     Net Realized Gains

     The table below presents a summary of the net realized gains (losses) for the current quarter and year to date with comparative figures:

     <<
     -------------------------------------------------------------------------
                        Quarter to June 30:          6 months to June 30:
     -------------------------------------------------------------------------
     (in millions of
      dollars)         2008      2007    Change      2008      2007    Change
     -------------------------------------------------------------------------
       Fixed
        income     $    2.0  $   (1.8)    (211%) $    4.9  $   (1.6)    (406%)
       Equities        18.8      34.4      (45%)     19.4      42.0      (54%)
       Capital
        assets            -         -         -         -       5.4     (100%)
       Impairments     (9.9)     (1.8)     450%     (18.8)     (5.9)     219%
     -------------------------------------------------------------------------
       Total       $   10.9  $   30.8      (65%) $    5.5  $   39.9      (86%)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     For the three months ended June 30, 2008, sales from the securities portfolio and the write-down of securities that are considered to be other than temporarily impaired resulted in a net realized gain of $10.9 million
($5.5 million for year to date) compared to a net realized gain of
$30.8 million for the three months ended June 30, 2007 ($39.9 million for year to date). The challenging fixed income and equity markets which began in the third quarter of 2007 have continued into 2008 resulting in the write-down of
$9.9 million of securities in the second quarter of 2008 ($18.8 million for year to date) compared to $1.8 million in the second quarter of 2007
($5.9 million for year to date). The net realized gain in the first half of
2007 included a $5.4 million gain on the sale of the Company's former head office building and a gain of $17.7 million on an investment in the Canadian portfolio which was the subject of a completed takeover.

     <<
     Underwriting Results

     -------------------------------------------------------------------------
                        Quarter to June 30:          6 months to June 30:
     -------------------------------------------------------------------------
     (in millions of
      dollars)         2008      2007    Change      2008      2007    Change
     -------------------------------------------------------------------------
     Underwriting profit
      (loss)
       Canada      $  (10.5) $    5.5     (291%) $  (27.1) $   11.4     (338%)
       U.S.           (18.8)     (9.2)    (104%)    (71.3)    (35.9)     (99%)
                   -----------------------------------------------------------
       Total       $  (29.3) $   (3.7)     692%  $  (98.4) $  (24.5)     302%
                   -----------------------------------------------------------
                   -----------------------------------------------------------
     Combined ratio
       Canada        107.7%     95.9%     11.8%    110.1%     95.4%     14.7%
       U.S.          106.7%    102.7%      4.0%    112.0%    105.6%      6.4%
                   -----------------------------------------------------------
       Total         107.0%    100.8%      6.2%    111.5%    102.7%      8.8%
                   -----------------------------------------------------------
                   -----------------------------------------------------------
     Expense ratio
       Canada         34.9%     34.6%      0.3%     36.4%     35.2%      1.2%
       U.S.           34.0%     30.2%      3.8%     31.7%     28.7%      3.0%
                   -----------------------------------------------------------
       Total          34.3%     31.5%      2.8%     33.2%     30.4%      2.8%
                   -----------------------------------------------------------
                   -----------------------------------------------------------
     Loss ratio
       Canada         72.8%     61.3%     11.5%     73.7%     60.2%     13.5%
       U.S.           72.7%     72.5%      0.2%     80.3%     76.9%      3.4%
                   -----------------------------------------------------------
       Total          72.7%     69.3%      3.4%     78.3%     72.3%      6.0%
                   -----------------------------------------------------------
                   -----------------------------------------------------------

     -------------------------------------------------------------------------
     >>

     The Canadian operations experienced estimated net unfavourable reserve development of $4.6 million ($15.3 million year to date) or 3.4% to the
Canadian operations combined ratio for the quarter (5.7% year to date)
compared to favourable reserve development of $12.1 million for the second quarter last year ($17.6 million year to date). The loss ratio in the quarter was 72.8% (73.7% year to date) compared to 61.3% in Q2 (60.2% year to date)
2007.
     The U.S. operations experienced estimated unfavourable reserve development of $2.7 million for the quarter ($50.9 million for the year to date) compared with $10.7 in the same quarter ($55.4 million year to date)
last year. Lincoln General accounts for $6.7 million for the quarter
($59.6 million year to date) or $0.13 per share for the quarter ($1.00 per share year to date) of this reserve development. Lincoln has been actively terminating and repricing underperforming business as previously indicated.
Combined ratio was 160.3% for the quarter on Lincoln's terminated (run-off)
programs including unfavourable development (or 137.4% excluding unfavourable development), compared with 99.4% on active programs (or 98.9% excluding unfavourable development) for the quarter. The earned premium on Lincoln's active programs was $116.7 million and $26.9 million on the terminated programs in the second quarter of 2008.

     <<
                                 Quarter to June 30:     6 months to June 30:
     -------------------------------------------------------------------------
     (in millions of dollars)        2008        2007        2008        2007
     -------------------------------------------------------------------------
     Favourable (unfavourable)
      change in estimated
      unpaid claims for prior
      accident years (note 1):
       Canada                  $     (4.6) $     12.1  $    (15.3) $     17.6
       U.S.                          (2.7)      (10.7)      (50.8)      (55.4)
                               -----------------------------------------------
       Total                   $     (7.3) $      1.4  $    (66.1) $    (37.8)
                               -----------------------------------------------
     As a % of net premiums
      earned (note 2):
       Canada                        3.4%       (9.1%)       5.7%       (7.0%)
       U.S.                          1.0%        3.1%        8.6%        8.6%
                               -----------------------------------------------
       Total                         1.8%       (0.3%)       7.7%        4.2%
                               -----------------------------------------------
     As a % of unpaid claims
      (note 3):
       Canada                                                1.7%       (2.2%)
       U.S.                                                  3.8%        4.9%
                                                       -----------------------
       Total                                                 2.9%        1.9%
                                                       -----------------------

     -------------------------------------------------------------------------

     Note 1 - (Increase) decrease in estimates for unpaid claims from prior accident years reflected in current financial year results
     Note 2 - Increase (decrease) in current financial year reported combined ratio
     Note 3 - Increase (decrease) compared to estimated unpaid claims at the end of the preceding fiscal year
     >>

     Expenses

     The overall expenses increased in the quarter due to the acquisition of
Mendota and the increased operating costs of the U.S. assigned risk business.
Higher operating costs and depreciation expense of the new Head Office building in Canada also impacted the expenses. The general expense ratio increased to 15.3% (15.1% year to date) compared to 11.8% (12.1% year to date
2007) in Q2 2007 primarily due to lower premium volume at Lincoln General.

     Interest Expense

     Interest expense in the second quarter of 2008 decreased to $8.9 million, compared to $9.7 million for the second quarter of 2007 as a result of the repayment of a portion of our debt. On a year to date basis, interest expense was $18.8 million compared to $17.9 million last year as a result of the issuance of the C$100 million 6% debentures on July 10, 2007. As a result of the repayment of $109.7 million of bank indebtedness, it is anticipated that interest expense will decrease for the remaining six months of 2008.

     Income Taxes

     Income taxes recovery for the second quarter was $1.0 million
($15.4 million year to date) as a result of losses recognized in the U.S.
domiciled subsidiaries and the fully taxable status of the Canadian subsidiaries. This compares with a tax charge of $8.5 million or 17% for the same quarter last year (recovery of $0.3 million for the first half of last year)

     Net Income (Loss) and Earnings (Loss) Per Share

     Net income decreased by 85% in the second quarter to $6.3 million
(decreased 146% to a loss of $28.1 million year to date), compared to income of $41.7 million in the second quarter of last year ($61.4 million year to date 2007). Diluted earnings per share was $0.11 for the quarter (diluted loss per share of $0.51 year to date), compared to diluted earnings per share of
$0.74 for the second quarter of 2007 ($1.09 year to date 2007).

     Operating Earnings

     Operating earnings are calculated as net income excluding after-tax net realized gains and losses on securities to assess the profitability of the operations.

     <<
     -------------------------------------------------------------------------
                        Quarter to June 30:          6 months to June 30:
     -------------------------------------------------------------------------
     (in millions of
      dollars except
      per share
      amounts          2008      2007    Change      2008      2007    Change
     -------------------------------------------------------------------------
     Net income
      (loss)       $    6.3  $   41.7      (85%) $  (28.1) $   61.4     (146%)
     Net realized
      gains after
      tax:
       Net realized
        gains before
        tax            10.9      30.8      (65%)      5.5      39.9      (86%)
       Tax effect on
        realized
        gains           4.2       9.7      (57%)      3.6      11.0      (67%)
     -------------------------------------------------------------------------
                        6.7      21.1      (68%)      1.9      28.9      (93%)
     -------------------------------------------------------------------------
     Operating
      earnings
      (losses)         (0.4)     20.6     (102%)    (30.0)     32.5     (192%)
     Average
      outstanding
      shares diluted
      (in millions)    55.2      56.0       (1%)     55.4      56.2       (1%)
     Operating
      earnings
      (losses)
      per share       (0.01)     0.37     (103%)    (0.54)     0.58     (193%)

     -------------------------------------------------------------------------

     Balance Sheet

     The table below shows a review of selected categories from the balance sheet reported in the financial statements at the end of Q2 2008 compared to
December 31, 2007.

     -------------------------------------------------------------------------
                                                          As at
     -------------------------------------------------------------------------
     (in millions of dollars                 June 30, December 31,     Change
      except per share amounts)                 2008         2007
     -------------------------------------------------------------------------
     Assets
       Securities                         $  3,015.7   $  3,256.4         (7%)
       Accounts receivable and other
        assets                                 358.1        365.4         (2%)
       Income taxes recoverable                 14.4          1.3      1,008%
       Future income taxes                     131.5        114.1         15%
       Capital assets                          128.2        133.4         (4%)
       Goodwill and intangible assets          113.9        116.8         (2%)

     Liabilities
       Bank indebtedness                       157.9        172.4         (8%)
       Unearned premiums                       719.1        758.5         (5%)
       Unpaid claims                         2,228.5      2,267.1         (2%)
       Senior unsecured debentures             200.8        220.1         (9%)

     Shareholders' Equity                      854.4        940.8         (9%)
       Book value per share                    15.49        16.95         (9%)
     -------------------------------------------------------------------------
     >>

     Securities:
     The fair value of the securities portfolio including cash decreased 6% to
$3.3 billion, compared to $3.5 billion as at December 31, 2007. This decrease is primarily due to the decrease in unrealized gains on the fixed income portfolio as yield spreads on corporate fixed income holdings have increased.
Also contributing to the drop in the securities portfolio is the net use of cash as the Company elected to reduce its borrowings as well as the impact of a slightly weaker Canadian dollar at the balance sheet date on the conversion of the Canadian dollar portfolio to U.S. dollars.
     The fair value of the securities portfolio including cash decreased 5% to
$59.96 per common share at June 30, 2008 compared to $63.22 at December 31,
2007.
     The table below summarizes the fair value by contractual maturity of the fixed income securities portfolio, which includes term deposits and bonds, split between Canadian and U.S. operations:

     <<
     Maturity Profile:
     -------------------------------------------------------------------------
                                             Canadian        U.S.
                                           Operations  Operations       Total
     -------------------------------------------------------------------------
     Due in less than one year                  37.0%       13.0%       21.5%
     Due in one through five years              33.4        55.3        47.6
     Due in five through ten years              25.7        23.5        24.2
     Due after ten years                         3.9         8.2         6.7
     -------------------------------------------------------------------------
     Total                                     100.0%      100.0%      100.0%
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     There were net unrealized losses of $11.8 million on the total securities portfolio or $0.21 per share outstanding at June 30, 2008 which is included as a component of "accumulated other comprehensive income", as compared to net unrealized gains of $34.6 million or $0.62 per share outstanding at
December 31, 2007. Net unrealized losses on the common share portfolio were
$15.3 million or $0.28 per share outstanding at June 30, 2008 compared to net unrealized gains of $16.0 million or $0.29 per share outstanding at
December 31, 2007.
     For a quantitative analysis of the impact to the fair value to the fixed income portfolio of a change in interest rates see Note 6 to the financial statements.
     As at June 30, 2008 the securities portfolio did not include any collateralized debt obligations nor any direct exposure to any asset backed commercial paper. The securities portfolio has a small exposure of approximately $2.7 million to the sub-prime mortgage market in the U.S.
through home equity loan asset backed securities. As at June 30, 2008, these securities had an aggregate net unrealized loss of $0.4 million.
     For a quantitative analysis of the credit exposure of the Company from its securities in fixed income securities and term deposits by rating as assigned by S&P or Moody's Investor Services see Note 6 to the financial statements.

     Accounts receivable and other assets:
     Accounts receivable and other assets decreased by 2% to $358.1 million, primarily as a result of the settlement of reinsurance receivables.

     Income taxes recoverable:
     Income taxes recoverable increased as a result of the recording of the
Canadian operations tax loss carry back in 2008.

     Future income taxes:
     Future income taxes increased due to tax losses recognized by the U.S.
operations which can be utilized in future periods up to twenty years.

     Capital assets:
     Capital assets decreased by 4% since the end of last year.

     Goodwill and intangible assets:
     Goodwill and intangible assets decreased by 2% since the end of last year due to the amortization of definite life intangible assets in certain of our
U.S. subsidiaries.

     Bank indebtedness:
     Bank indebtedness decreased from $172.4 million at December 31, 2007 to
$157.9 million. During the first half of the year the Company repaid approximately $12.5 million of outstanding debt under its credit facilities.
     Subsequent to quarter end, the Company repaid $109.7 million of bank indebtedness utilizing the surplus capital resources held in its reinsurance subsidiaries.
     Bank indebtedness is subject to compliance with financial covenants and other provisions of the credit agreement. For the remaining $48.8 million of bank indebtedness due December 20, 2008, the Company has obtained a waiver to
September 30, 2008 from lender over non-compliance with certain covenants. The
Company is in the process of renegotiating the terms and covenants of the bank indebtedness.

     Unearned premiums:
     Unearned premiums decreased 5% since December 31, 2007 as a result of decreased premium volume.

     Unpaid claims:
     The following table presents a summary of the provision for unpaid claims by line of business:

     <<
     -------------------------------------------------------------------------
     (in millions of dollars)
     -------------------------------------------------------------------------
                                                         June 30, December 31,
     Line of Business                                       2008         2007
     -------------------------------------------------------------------------
     Non - Standard Automobile                        $    561.0   $    575.2
     Standard Automobile                                   140.5        144.5
     Commercial Automobile                                 235.3        239.2
     Trucking                                              790.2        811.6
     Motorcycle                                            134.3        126.8
     Property & Liability                                  296.1        303.3
     Other                                                  71.1         66.5
     -------------------------------------------------------------------------
     Total                                            $  2,228.5   $  2,267.1
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     The provisions for unpaid claims decreased by 2% to $2.23 billion at the end of the second quarter compared to $2.27 billion at the end of 2007. At
June 30, 2008 the provision for unpaid claims comprised case reserves for individual claims was unchanged from $1.31 billion ($1.31 billion at
December 31, 2007) and a provision for Incurred But Not Reported (IBNR) claims which decreased 4% to $918.6 million ($952.8 million at December 31, 2007).
IBNR at Lincoln General now represents $1.01 for every $1 of case reserves recorded.

     Senior unsecured debentures:

     On July 10, 2007 the Company through its newly formed wholly-owned subsidiary Kingsway 2007 General Partnership issued C$100 million 6% senior unsecured debentures with a maturity date of July 11, 2012.

     Book value per share:
     Book value per share decreased by 9% to $15.49 at June 30, 2008 from
$16.95 at December 31, 2007 as a result of the diluted loss per share of $0.51 and the decline of $0.84 in the "accumulated other comprehensive income"
component of shareholders' equity.

     Contractual Obligations

     Information concerning contractual obligations as at June 30, 2008 is shown in Note 6 of the financial statements. For further details on the
Company's long term debt and interest obligations, refer to Note 10 - Bank
Indebtedness of the accompanying financial statements and Note 15 of the
Company's 2007 audited consolidated financial statements and pages 39 to 43 of the 2007 Annual Report which sets out the Company's contractual obligations as at December 31, 2007.

     Liquidity and Capital Resources

     During the three and six months ended June 30, 2008, the cash used in operating activities was $14.5 million and $78.7 million respectively, as a result of reduced premium volume and an acceleration of claims payments. The
Company believes that the cash generated from the operating activities will be sufficient to meet its ongoing cash requirements, including interest payment obligations and dividend payments.
     During the six months ended June 30, 2008, the Company repurchased
368,200 common shares under the normal course issuer bid for a total purchase price of $4.4 million at an average price of $11.87 (Cdn $11.93).
     As at June 30, 2008 the Company's subsidiaries were adequately capitalized to support their premium volume. For a more detailed discussion of the capital adequacy of the Companies insurance and reinsurance subsidiaries see Note 7 to the financial statements.

     Off-Balance Sheet Financing

     The Company entered into an off-balance sheet transaction through the
Kingsway Linked Return of Capital Trust transaction that was completed on
July 14, 2005 which is more fully described in Note 15(d) of the 2007 audited consolidated financial statements and page 42 of the 2007 Annual Report. The
Company has one other off-balance sheet financing arrangement as described on page 43 of the 2007 Annual Report.

     International Financial Reporting Standards (IFRS)

     In 2006, the Accounting Standards Board (AcSB) published a new plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publically-listed companies to use IFRS, replacing existing Canadian GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

     Summary of Quarterly Results

     The following table presents the financial results over the previous eight quarters.

     <<
     -------------------------------------------------------------------------
                 2008            2007                            2006
     -------------------------------------------------------------------------
     (in
      millions
      of
      dollars
      except
      per
      share)       Q2      Q1      Q4      Q3      Q2      Q1      Q4      Q3
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Gross
      premiums
      written  $443.2  $457.1  $449.0  $509.1  $525.2  $479.4  $409.1  $483.9
     Net
      premiums
      earned    416.3   442.6   464.5   485.3   474.0   418.2   425.0   458.3
     Total
      revenue   460.8   474.5   510.1   528.1   538.6   458.9   466.6   498.2
     Net
      income
      (loss)      6.3   (34.4) (103.5)   23.6    41.7    19.6    16.8    37.4
     -------------------------------------------------------------------------

     Earnings (loss) per share

     Basic       0.11   (0.62)  (1.86)   0.43    0.75    0.35    0.30    0.67
     Diluted     0.11   (0.62)  (1.84)   0.42    0.74    0.35    0.30    0.66
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Supplementary Financial Information

     Financial Strength Indicators:

     Some of the key indicators of the Company's financial strength are as follows:

                                                         June 30, December 31,
                                                            2008         2007
                                            ----------------------------------
       Rolling four quarter calculations:

         Net premiums written to estimated
          statutory surplus ratio                           1.6x         1.6x

         Interest coverage ratio                            n/a          0.9x

       Total bank and senior debt to
        capitalization ratio(x)                            31.2%        31.0%

     (x) The Company's repayment of $109.7 million of bank indebtedness subsequent to the balance sheet date has reduced this ratio to approximately 25.5%.

     Selected Financial Information expressed in Cdn. dollars, except for per share amounts

     The selected financial information disclosed below has been translated using the Bank of Canada monthly average exchange rate for the income statement and the month end rate for the balance sheet. Readers should be cautioned as to the limited usefulness of the selected financial information presented below.

     -------------------------------------------------------------------------
     (in millions of dollars      Quarter to June 30:    6 months to June 30:
      except per share amount)       2008        2007        2008        2007
     -------------------------------------------------------------------------
     Gross premiums written    $    447.5  $    576.6  $    906.5  $  1,138.1
     Net premiums earned            420.3       520.4       864.8     1,010.4
     Net income                       6.1        45.3       (28.3)       68.3
     Earnings per share
      - diluted                      0.11        0.81       (0.51)       1.22
     Underwriting profit (loss)     (29.7)       (4.2)      (98.9)      (28.4)
     Book value per share                                   15.80       18.93
     -------------------------------------------------------------------------
     >>

     Outlook

     The Company's 2007 Annual Report includes description and analysis of the key factors and events that could impact future earnings under the heading
Risks Factors in the Management's Discussion and Analysis section. These factors and events have, for the most part, remained substantially unchanged.

     Disclosure Controls and Procedures

     Management of the Company is responsible for establishing and maintaining disclosure controls and procedures for the Company as defined under
Multilateral Instrument 52-109 issued by the Canadian Securities
Administrators. Management has designed such disclosure controls and procedures, or caused them to be designed under its supervision, to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to the Chief Executive
Officer and the Chief Financial Officer by others within those entities, particularly during the period in which the annual filings are being prepared.

     Internal Controls over Financial Reporting

     Management of the Company is responsible for designing internal controls over financial reporting for the Company as defined under Multilateral
Instrument 52-109 issued by the Canadian Securities Administrators. Management has designed such internal controls over financial reporting, or caused them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with GAAP. There has been no change in the Company's internal control over financial reporting that occurred during the Company's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

     Forward Looking Statements
     --------------------------
     This press release (including the Management's Discussion and Analysis)
includes "forward looking statements" that are subject to risks and uncertainties. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, see Kingsway's securities filings, including its 2007
Annual Report under the heading Risk Factors in the Management's Discussion and Analysis section. The securities filings can be accessed on the Canadian
Securities Administrators' website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission's website at www.sec.gov or through the Company's website at www.kingsway-financial.com. The Company disclaims any intention or obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

     <<
     KINGSWAY FINANCIAL SERVICES INC.
     CONSOLIDATED STATEMENT OF OPERATIONS
     (In thousands of U.S. dollars, except for per share amounts)

     -------------------------------------------------------------------------
     (Unaudited)                  Quarter to June 30:    6 months to June 30:
                                     2008        2007        2008        2007
     -------------------------------------------------------------------------
     Gross premiums written    $  443,234  $  525,245  $  900,334  $1,004,599
     -------------------------------------------------------------------------
     Net premiums written      $  408,066  $  489,356  $  831,672  $  933,477
     -------------------------------------------------------------------------
     Revenue:
       Net premiums earned     $  416,249  $  474,042  $  858,864  $  892,231
       Investment income           33,599      33,815      70,976      65,371
       Net realized gains          10,946      30,754       5,469      39,870
     -------------------------------------------------------------------------
                                  460,794     538,611     935,309     997,472
     -------------------------------------------------------------------------
     Expenses:
       Claims incurred         $  302,741  $  328,652  $  672,169  $  644,706
       Commissions and
        premiums taxes             78,887      92,978     155,747     164,142
       General and
        administrative expenses    63,900      56,162     129,315     107,841
       Interest expense             8,872       9,731      18,788      17,950
       Amortization of
        intangibles                 1,059         876       2,770       1,752
     -------------------------------------------------------------------------
                                  455,459     488,399     978,789     936,391
     -------------------------------------------------------------------------
     Income (loss) before
      income taxes                  5,335      50,212     (43,480)     61,081
     Income taxes (recovery)         (986)      8,496     (15,402)       (276)
     -------------------------------------------------------------------------
     Net income (loss)         $    6,321  $   41,716  $  (28,078) $   61,357
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Earnings (loss)
      per share:
       Basic:                  $     0.11  $     0.75  $    (0.51) $     1.10
       Diluted:                $     0.11  $     0.74  $    (0.51) $     1.09
     Weighted average shares
      outstanding (in '000s):
       Basic:                      55,159      55,620      55,284      55,709
       Diluted:                    55,231      56,016      55,357      56,193
     -------------------------------------------------------------------------

     KINGSWAY FINANCIAL SERVICES INC.
     CONSOLIDATED BALANCE SHEETS
     (In thousands of U.S. dollars)

     -------------------------------------------------------------------------
                                                         June 30  December 31
                                                            2008         2007
                                                      (unaudited)
     -------------------------------------------------------------------------
     ASSETS
       Cash and cash equivalents                      $  188,548   $  161,635
       Securities                                      3,015,745    3,256,365
       Accrued investment income                          28,387       33,186
       Financed premiums                                 102,900       91,851
       Accounts receivable and other assets              358,062      365,410
       Due from reinsurers and other insurers            202,799      207,137
       Deferred policy acquisition costs                 166,202      176,202
       Income taxes recoverable                           14,421        1,348
       Future income taxes                               131,533      114,066
       Capital assets                                    128,225      133,431
       Goodwill and intangible assets                    113,934      116,774
     -------------------------------------------------------------------------
                                                      $4,450,756   $4,657,405
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     LIABILITIES AND SHAREHOLDERS' EQUITY

     LIABILITIES
       Bank indebtedness                              $  157,918   $  172,436
       Loans payable                                      66,222       66,222
       Accounts payable and accrued liabilities          136,481      144,940
       Unearned premiums                                 719,072      758,490
       Unpaid claims                                   2,228,469    2,267,082
       Senior unsecured debentures                       200,785      220,080
       Subordinated indebtedness                          87,368       87,354
     -------------------------------------------------------------------------
                                                       3,596,315    3,716,604
     -------------------------------------------------------------------------
     SHAREHOLDERS' EQUITY
       Share capital                                     323,102      326,151
         Issued and outstanding number of
          common shares
           55,158,528 - June 30, 2008
           55,515,728 - December 31, 2007
       Contributed surplus                                 8,287        7,619
       Retained earnings                                 483,598      521,165
       Accumulated other comprehensive income             39,454       85,866
     -------------------------------------------------------------------------
                                                         854,441      940,801
     -------------------------------------------------------------------------
                                                      $4,450,756   $4,657,405
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     KINGSWAY FINANCIAL SERVICES INC.
     CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
     (In thousands of U.S. dollars)

     -------------------------------------------------------------------------
                                  Quarter to June 30:    6 months to June 30:
     (Unaudited)                     2008        2007        2008        2007
     -------------------------------------------------------------------------
     Share capital
     Balance at beginning
      of period                $  323,530  $  326,430  $  326,151  $  328,473
     Issued during the period           -         769          48       1,047
     Repurchased for
      cancellation                   (428)          -      (3,097)     (2,321)
     -------------------------------------------------------------------------
     Balance at end of period     323,102     327,199     323,102     327,199
     -------------------------------------------------------------------------
     Contributed surplus
     Balance at beginning
      of period                $    7,647  $    5,571  $    7,619  $    5,352
     Stock option expense             640         573         668         792
     -------------------------------------------------------------------------
     Balance at end of period       8,287       6,144       8,287       6,144
     -------------------------------------------------------------------------
     Retained earnings
     Balance at beginning
      of period                $  481,506  $  572,452  $  521,165  $  560,126
     Net income (loss) for
      the period                    6,321      41,716     (28,078)     61,357
     Common share dividends        (4,069)     (3,917)     (8,208)     (7,491)
     Repurchase of shares for
      cancellation                   (160)          -      (1,281)     (3,741)
     -------------------------------------------------------------------------
     Balance at end of period     483,598     610,251     483,598     610,251
     -------------------------------------------------------------------------
     Accumulated other
      comprehensive income
     Balance at beginning of
      period                   $   81,265  $   35,048  $   85,866  $    7,011
     Cumulative effect of
      adopting new accounting
      policies                          -           -           -      17,672
     Other comprehensive
      income (loss)               (41,811)      9,827     (46,412)     20,192
     -------------------------------------------------------------------------
     Balance at end of period      39,454      44,875      39,454      44,875
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Total shareholders'
      equity at end of period  $  854,441  $  988,469  $  854,441  $  988,469
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
     (In thousands of U.S. dollars)

     -------------------------------------------------------------------------
                                  Quarter to June 30:    6 months to June 30:
     -------------------------------------------------------------------------
     (Unaudited)                     2008        2007        2008        2007
     -------------------------------------------------------------------------
     Comprehensive income
     Net income (loss)         $    6,321  $   41,716  $  (28,078) $   61,357
     Other comprehensive
      income, net of taxes:
       - Change in unrealized
          gains (losses) on
          available-for securities:
           Unrealized gains
            arising during the
            period, net of
            income taxes(1)       (44,433)     (7,865)    (31,962)    (3,907)
           Recognition of
            realized gains
            to net income,
            net of income
            taxes(2)               (1,399)    (12,364)     (4,265)     (9,251)
       - Unrealized gains
          (losses) on
          translating financial
          statement of
          self-sustaining
          foreign operations        4,021      30,056     (10,185)     33,350
     -------------------------------------------------------------------------
     Other comprehensive
      income (loss)               (41,811)      9,827     (46,412)     20,192
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Comprehensive income      $  (35,490) $   51,543  $  (74,490) $   81,549
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     (1) Net of income tax of $(6,281) for the quarter to June 30,
         2008($(6,995) for Year to date) and $(3,103) for the quarter to
         June 30, 2007 ($1,093) for year to date).
     (2) Net of income tax of $(1,219) for the quarter to June 30, 2008
         ($(2,724) for year to date) and $(6,398) for the quarter to June 30,
         2007 ($(3,722) for year to date).

     KINGSWAY FINANCIAL SERVICES INC.
     CONSOLIDATED STATEMENT OF CASH FLOWS
     (In thousands of U.S. dollars)

     -------------------------------------------------------------------------
                                  Quarter to June 30:    6 months to June 30:
     -------------------------------------------------------------------------
     (Unaudited)                     2008        2007        2008        2007
     -------------------------------------------------------------------------
     Cash flows from operating
      activities
     Net income                $    6,321  $  41,716   $  (28,078) $   61,357
     Items not affecting cash:
       Amortization                 6,308      3,533       11,239       6,432
       Future and current
        income taxes                 (949)     2,332       (7,149)    (14,759)
       Net realized gains         (10,946)   (30,754)      (5,469)    (39,870)
       Amortization of bond
        premiums and discounts     (1,562)    (1,417)      (4,032)     (3,412)
       Net change in other
        non-cash balances         (13,647)    67,009      (45,189)     44,572
     -------------------------------------------------------------------------
                                  (14,475)    82,419      (78,678)     54,320
     -------------------------------------------------------------------------
     Cash flows from financing
      activities
     Increase in share capital          -         769          48       1,047
     Repurchase of common
      shares for cancellation        (588)          -      (4,378)     (6,062)
     Dividends paid                (4,069)     (3,917)     (8,208)     (7,491)
     Increase (decrease) in
      bank indebtedness and
      loans payable                (4,628)         (7)    (15,283)    106,944
     Decrease in senior
      unsecured indebtedness         (228)          -     (17,517)          -
     -------------------------------------------------------------------------
                                   (9,513)     (3,155)    (45,338)     94,438
     -------------------------------------------------------------------------
     Investing activities
     Purchase of securities      (872,409) (1,199,988) (1,592,080) (2,190,614)
     Proceeds from sale of
      securities                  958,539   1,130,102   1,759,812   2,101,411
     Financed premiums
      receivable, net             (16,409)    (10,896)    (13,253)     (7,595)
     Acquisitions, net of cash
      acquired                          -     (26,823)       (212)    (40,683)
     Net change to capital
      assets                       (1,864)    (14,752)     (3,338)    (14,827)
     -------------------------------------------------------------------------
                                   67,857    (122,357)    150,929    (152,308)
     -------------------------------------------------------------------------
     Net change in cash and
      cash equivalents             43,869     (43,093)     26,913      (3,550)
     Cash and cash equivalents
      at beginning of period      144,679     169,249     161,635     129,706
     -------------------------------------------------------------------------
     Cash and cash equivalents
      at end of period         $  188,548  $  126,156  $  188,548  $  126,156
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     KINGSWAY FINANCIAL SERVICES INC.
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     For the three and six months ended June 30, 2008 and 2007
     (Unaudited - tabular amounts in thousands of U.S. dollars)

     NOTE 1  Basis of Presentation

     These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies as were used for the Company's consolidated financial statements for the year ended December 31, 2007 except for the changes in accounting policies as noted below. These interim consolidated financial statements do not contain all disclosures required by generally accepted accounting principles and accordingly should be read in conjunction with the
Company's audited consolidated financial statements for the year ended
December 31, 2007 as set out on pages 63 to 85 of the Company's 2007 Annual
Report. The results of the operations for the interim periods are not necessarily indicative of the full-year results.

     NOTE 2  Change In Accounting Polices

     On January 1, 2008, the Company adopted CICA Handbook Section 1535
Accounting Changes - Capital Disclosures, Section 3862 Financial Instruments -
Disclosures and Section 3863 Financial Instruments - Presentation.

     Handbook Section 1535 requires the following disclosures: (i) qualitative information about an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity manages as capital;
(iii) whether the entity has complied with any externally imposed capital requirements; and (iv) if it has not complied, the consequences of such non-
compliance. See Note 7 for additional details.

     Handbook Sections 3862 and 3863 replace Handbook Section 3861, Financial
Instruments - Disclosure and Presentation, revising and enhancing its disclosure requirements but not changing the existing presentation requirements for financial instruments. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. Handbook Section
3862 requires qualitative and quantitative disclosure of: (i) exposures to risks arising from financial instruments, how they arose and the potential impact on the amount, timing and certainty of future cash flows; (ii)
information about the risk management function and the reporting and measurement systems used; (iii) the entity's policies for hedging or mitigating risk and avoiding concentrations of risk; and (iv) the sensitivity to individual market risk factors together with the methodology for performing the analysis. Handbook Section 3863 deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. See Note 6 for additional details.

     NOTE 3  Stock-based Compensation

     As reported on pages 74 - 75 of the Company's 2007 Annual Report, effective January 1, 2003 the Company adopted on a prospective basis the fair-
value method of accounting for stock-based compensation awards granted to employees and non-employee directors. During the second quarter 2008, the
Company recorded $640,000 ($668,000 year to date) of stock-based compensation expense included in employee compensation expense.

     Per share weighted average fair value of options granted during 2008 was
C$2.88 in February and C$2.43 in May. Per share weighted average fair value of options granted during 2007 was C$5.34 February and C$2.38 in December. The fair value of the options granted was estimated at the date of grant using a
Black-Scholes option pricing model with the following weighted average assumptions:

     <<
     -------------------------------------------------------------------------
                                                              As at June 30:
     -------------------------------------------------------------------------
                                                             2008        2007
     -------------------------------------------------------------------------
     Risk-free interest rate                                 3.22%       4.11%
     Dividend yield                                          2.23%       1.30%
     Volatility of the expected market price of the
      Company's common shares                                27.8%       25.2%
     Expected option life (in years)                          4.0         3.7
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     The Black-Scholes option valuation model was developed for use in estimating fair value of traded options which have no vesting restrictions and are fully transferable. As the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the above pro forma adjustments are not necessarily a reliable single measure of the fair value of the
Company's employee stock options.

     NOTE 4  Segmented Information

     The Company provides property and casualty insurance and other insurance related services in three reportable segments, Canada, the United States and corporate and other insurance related services. The Company's Canadian and
United States segments include transactions with the Company's reinsurance subsidiaries. At the present time, other insurance related services are not significant. Results for the Company's operating segments are based on the
Company's internal financial reporting systems and are consistent with those followed in the preparation of the consolidated financial statements.

     <<
     -------------------------------------------------------------------------
                                      Three months ended June 30, 2008
     -------------------------------------------------------------------------
                                               United   Corporate
                                   Canada      States   and other       Total
     -------------------------------------------------------------------------
     Gross premiums written    $  179,878  $  263,356  $        -  $  443,234
     Net premiums earned          136,242     280,007           -     416,249
     Investment income (loss)      13,880      19,925        (206)     33,599
     Net realized gains            10,455         491           -      10,946
     Interest expense                   -       8,002         870       8,872
     Amortization of capital
      assets                          536       2,052       1,396       3,984
     Amortization of
      intangible assets                 -       1,059           -       1,059
     Net income tax expense
      (recovery)                   (2,134)     (3,719)      4,867        (986)
     Net income (loss)             15,789      (3,717)     (5,751)      6,321

     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
                                      Three months ended June 30, 2007
     -------------------------------------------------------------------------
                                               United   Corporate
                                   Canada      States   and other       Total
     -------------------------------------------------------------------------
     Gross premiums written    $  169,494  $  355,751  $        -  $  525,245
     Net premiums earned          133,225     340,817           -     474,042
     Investment income (loss)      13,564      21,072        (821)     33,815
     Net realized gains            23,856       6,898           -      30,754
     Interest expense                   -       7,632       2,099       9,731
     Amortization of capital
      assets                          499       1,223         750       2,472
     Amortization of
      intangible assets                 -         876           -         876
     Net income tax expense
      (recovery)                    9,379      (5,957)      5,074       8,496
     Net income (loss)             32,251      16,164      (6,699)     41,716

     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
                                      Six months ended June 30, 2008
     -------------------------------------------------------------------------
                                               United   Corporate
                                   Canada      States   and other       Total
     -------------------------------------------------------------------------
     Gross premiums written    $  299,607  $  600,727  $        -  $  900,334
     Net premiums earned          267,808     591,056           -     858,864
     Investment income (loss)      28,794      42,925        (743)     70,976
     Net realized gains
      (losses)                      8,849      (3,380)          -       5,469
     Interest expense                   -      16,588       2,200       8,788
     Amortization of capital
      assets                        1,079       3,760       2,535       7,374
     Amortization of
      intangible assets                 -       2,770           -       2,770
     Net income tax expense
      (recovery)                   (9,101)    (13,265)      6,964     (15,402)
     Net income (loss)             11,586     (37,811)     (1,853)    (28,078)

     Capital assets            $   60,091  $   60,527  $    7,607  $  128,225
     Goodwill and intangible
      assets                        9,014     104,920           -     113,934
     Total assets               1,701,912   2,713,557      35,287   4,450,756
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
                                      Six months ended June 30, 2007
     -------------------------------------------------------------------------
                                               United   Corporate
                                   Canada      States   and other       Total
     -------------------------------------------------------------------------
     Gross premiums written    $  285,549  $  719,050  $        -  $1,004,599
     Net premiums earned          250,927     641,304           -     892,231
     Investment income (loss)      26,719      39,601        (949)     65,371
     Net realized gains            25,331      14,539           -      39,870
     Interest expense                   -      13,977       3,973      17,950
     Amortization of capital
      assets                          847       2,466       1,129       4,442
     Amortization of
      intangible assets                 -       1,752           -       1,752
     Net income tax expense
      (recovery)                   11,370     (19,611)      7,965        (276)
     Net income (loss)             48,018      22,140      (8,801)     61,357

     Capital assets            $   58,275  $   59,783  $   11,072  $  129,130
     Goodwill and intangible
      assets                        8,627     105,433           -     114,060
     Total assets               1,868,407   2,625,910      35,644   4,529,961
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     NOTE 5  Securities

     The table below provides the amortized cost and fair values of securities:

     -------------------------------------------------------------------------
                                                June 30, 2008
     -------------------------------------------------------------------------
                                                Gross       Gross
                                Amortized  Unrealized  Unrealized
                                     cost       Gains      Losses  Fair Value
     -------------------------------------------------------------------------
     Term Deposits             $  334,262  $      801  $      602  $  334,461
     Bonds:
       Canadian   - Government    220,854       3,788         807     223,835
                  - Corporate     361,643       1,949       6,959     356,633
       U.S        - Government    107,344       2,256         408     109,192
                  - Corporate   1,464,379      19,507      16,811   1,467,075
       Other      - Government     11,981          12           -      11,993
                  - Corporate     145,317       3,756         424     148,649
     -------------------------------------------------------------------------
     Sub-total                $ 2,645,780  $   32,069  $   26,011  $2,651,838
     Common
      shares      - Canadian      196,165      14,327      15,412     195,080
                  - U.S           177,015       6,912      21,076     162,851
     Preferred
      shares      - Canadian        7,982           -       2,595       5,387
                  - U.S               635           -          46         589
     -------------------------------------------------------------------------
                               $3,027,577  $   53,308  $   65,140  $3,015,745
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
                                              December 31, 2007
     -------------------------------------------------------------------------
                                                Gross       Gross
                                Amortized  Unrealized  Unrealized
                                     cost       Gains      Losses  Fair Value
     -------------------------------------------------------------------------
     Term Deposits             $  393,788  $      836  $       69  $  394,555
     Bonds:
       Canadian   - Government    260,309       4,164         115     264,358
                  - Corporate     368,243       1,834       6,464     363,613
       U.S        - Government     90,305       2,270          13      92,562
                  - Corporate   1,461,177      23,153       8,657   1,475,673
     Other        - Government     15,492          -          106      15,386
                  - Corporate     204,876       4,381         812     208,445
     -------------------------------------------------------------------------
     Sub-total                $ 2,794,190  $   36,638  $   16,236  $2,814,592
     Common
      shares      - Canadian      224,086      25,624      12,786     236,924
                  - U.S           194,545      16,045      12,847     197,743
     Preferred
      shares      - Canadian        8,211           -       1,828       6,383
                  - U.S               780           -          57         723
     -------------------------------------------------------------------------
                               $3,221,812  $   78,307  $   43,754  $3,256,365
     -------------------------------------------------------------------------

     Fair values of term deposits, bonds and common and preferred shares are considered to approximate quoted market values based on the latest bid prices.

     Net investment income for the quarter and period ended is comprised as follows:

     -------------------------------------------------------------------------
                                 Quarter to June 30:     6 months to June 30
     -------------------------------------------------------------------------
                                     2008        2007        2008        2007
     -------------------------------------------------------------------------
     Investment income
       Interest on short term
        securities             $    3,196  $    5,725  $    7,619  $   10,424
       Interest on Bonds           28,797      26,418      58,545      50,811
       Dividends                    1,676       2,958       4,512       6,185
       Premium Finance              1,668       1,180       3,264       2,284
       Other                           (3)       (483)        803        (354)
     -------------------------------------------------------------------------
     Gross Investment Income   $   35,334  $   35,798  $   74,743  $   69,350
     Investment Expenses            1,735       1,983       3,767       3,979
     -------------------------------------------------------------------------
     Net Investment Income     $   33,599  $   33,815  $   70,976  $   65,371
     -------------------------------------------------------------------------
     >>

     Net realized gains for the quarter ended June 30, 2008 were $10.9 million
($5.5 million for year to date) compared to net realized gains of $30.8 million for the quarter ended June 30, 2007 ($39.9 million for year to date).
Included in net realized gains were adjustments to the carrying values of securities for declines in market value considered other than temporary of
$9.9 million for the quarter ended June 30, 2008 ($18.8 million for year to date) compared to $1.8 million for the quarter ended June 30, 2007
($5.9 million for year to date).

     NOTE 6  Financial Instruments

     Risk Management

     The Company's risk management policies and practices are described on pages 23, 47 and 72 to 73 of the Company's 2007 Annual Report. There has been no significant change in the risk management framework.

     In addition, the Company has provided herein the disclosures required under the Canadian Institute of Chartered Accountants (CICA) handbook section
3862, "Financial Instruments - Disclosures" related to the nature and extent of risks arising from financial instruments. These disclosures form an integral part of the interim consolidated financial statements.

     Credit risk:
     The Company remains exposed to credit risk principally through its investment securities and balances receivable from policyholders and reinsurers. The Company monitors concentration and credit quality risk through policies to limit and monitor its exposure to individual issuers or related groups (with the exception of U.S. and Canadian government bonds) as well as through ongoing review of the credit ratings of issuers held in the securities portfolio. The Company's credit exposure to any one individual policyholder is not material. The Company has policies to evaluate the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities, or economic characteristics of the reinsurers to minimize its exposure to significant losses from reinsurer's insolvency.

     The table below summarizes the credit exposure of the Company from its investments in fixed income securities and term deposits by rating as assigned by S&P or Moody's Investor Services, using the higher of these ratings for any security where there is a split rating:

     <<
     -------------------------------------------------------------------------
                                    June 30, 2008         December 31, 2007
     -------------------------------------------------------------------------
     AAA/ Aaa                  $1,484,990     56.0%   $1,516,064     53.9%
     AA/Aa2                       509,555     19.2        661,891     23.5
     A/A2                         504,228     19.0        470,909     16.7
     BBB/Baa2                      95,668      3.6         96,076      3.4
     BB/Ba2                         6,265      0.2          8,081      0.3
     B/B2                          12,620      0.5         12,629      0.4
     CCC/Caa or lower               1,425      0.1          1,724      0.1
     Not rated                     37,087      1.4         47,218      1.7
     -------------------------------------------------------------------------
     Total consolidated        $2,651,838    100.0%   $2,814,592    100.0%
     -------------------------------------------------------------------------
     >>
     As at June 30, 2008, 94.2% of the fixed income portfolio is rated 'A' or better. The 'not rated' category consists primarily of investments in money market instruments.

     Market risk:
     Our primary market risk exposures continue to be the changes in interest rates and equity prices. Because most of the securities portfolio is comprised of fixed income securities that are usually held to maturity, periodic changes in interest rate levels generally impact the financial results to the extent that reinvestment yields are different than the original yields on maturing securities. Also, during periods of rising interest rates, the market value of the existing fixed income securities will generally decrease and realized gains on fixed income securities will likely be reduced. The reverse is true during periods of declining interest rates.

     Duration is a measure used to estimate the extent market values of fixed income instruments change with changes in interest rates. Using this measure, it is estimated that an immediate hypothetical 100 basis point or 1 percent parallel increase in interest rates would decrease the market value of the fixed income securities by $86.0 million at June 30, 2008, representing 3.2%
of the $2.7 billion fair value fixed income securities portfolio.

     Fluctuations in value of the equity securities due to changes in general economic or stock market conditions affect the carrying value of these securities and the level and timing of recognition of gains and losses on securities held, causing changes in realized and unrealized gains and losses.

     We have a smaller exposure to changes in the U.S. to Canadian dollar foreign currency exchange rate. We do not hedge any foreign currency exposure that may exist in the securities portfolio. Our U.S. operations generally hold their investments in U.S. dollar denominated securities, and the Canadian operations in Canadian dollar denominated securities.

     Liquidity risk:
     Liquidity risk is the risk of having insufficient cash resources to meet current financial obligations without raising funds at unfavorable rates or selling assets on a forced basis. Liquidity risk arises from the general business activities and in the course of managing the assets and liabilities.
The purpose of liquidity management is to ensure that there is sufficient cash to meet all financial commitments and obligations as they fall due. The liquidity requirements of the Company's business have been met primarily by funds generated from operations, asset maturities and income and other returns received on securities. Cash provided from these sources is used primarily for claims and claim adjustment expense payments and operating expenses. The timing and amount of catastrophe claims are inherently unpredictable and may create increased liquidity requirements. To meet these cash requirements, the
Company has policies to limit and monitor its exposure to individual issuers or related groups and to ensure that assets and liabilities are broadly matched in terms of their duration and currency. The Company believes that it has the flexibility to obtain, from internal sources, the funds needed to fulfill the cash requirements, including the quarterly dividend, during the current financial year and also to satisfy regulatory capital requirements.

     The following table summarizes carrying amounts of financial instruments by contractual maturity or expected cash flow dates (the actual re pricing dates may differ from contractual maturity because certain securities and debentures have the right to call or prepay obligations with or without call or prepayment penalties):

     <<
     -------------------------------------------------------------------------
     As at June 30, 2008         One year      One to     Five to   More than
                                  or less  five years   ten years   ten years
     -------------------------------------------------------------------------
     Assets:
     Cash & cash equivalents   $  188,548  $        -  $        -  $        -
     Securities                   570,449   1,260,061     642,963     178,032
     Accrued Investment Income     28,387           -           -           -
     Finance Premiums             102,900           -           -           -
     Accounts receivable and
      other assets                358,062           -           -           -
     Due from reinsurers and
      other insurers               65,396     115,162      19,138       3,103

     Liabilities:
     Bank Indebtedness            157,918           -           -           -
     Loans payable                      -           -      66,222           -
     Accounts payable and
      accrued liabilities         136,481           -           -           -
     Unpaid claims                718,609   1,265,466     210,298      34,096
     Senior unsecured debentures        -      96,985     103,800           -
     Subordinated indebtedness          -           -           -      87,368
     -------------------------------------------------------------------------

     -------------------------------------------------
     As at June 30, 2008      No specific       Total
                                     date
     -------------------------------------------------
     Assets:
     Cash & cash equivalents   $        -  $  188,548
     Securities                   364,240   3,015,745
     Accrued Investment Income          -      28,387
     Finance Premiums                   -     102,900
     Accounts receivable and
      other assets                      -     358,062
     Due from reinsurers and
      other insurers                          202,799

     Liabilities:
     Bank Indebtedness                  -     157,918
     Loans payable                      -      66,222
     Accounts payable and
      accrued liabilities               -     136,481
     Unpaid claims                      -   2,228,469
     Senior unsecured debentures        -     200,785
     Subordinated indebtedness          -      87,368
     -------------------------------------------------

     -------------------------------------------------------------------------
     As at December 31, 2007     One year      One to     Five to   More than
                                  or less  five years   ten years   ten years
     -------------------------------------------------------------------------
     Assets:
     Cash & cash equivalents   $  161,635  $        -  $        -  $        -
     Securities                   714,339   1,242,667     720,464     137,122
     Accrued Investment Income     33,186           -           -           -
     Finance Premiums              91,851           -           -           -
     Accounts receivable and
      other assets                365,410           -           -           -
     Due from reinsurers and
      other insurers               (5,999)    181,135      27,676       4,325

     Liabilities:
     Bank Indebtedness            172,436           -           -           -
     Loans payable                      -           -      66,222           -
     Accounts payable and
      accrued liabilities         144,940           -           -           -
     Unpaid claims                735,534   1,284,106     213,264      34,178
     Senior unsecured debentures        -      99,680     120,400           -
     Subordinated indebtedness          -           -           -      87,354
     -------------------------------------------------------------------------

     -------------------------------------------------
     As at December 31, 2007   No specific       Total
                                     date
     -------------------------------------------------
     Assets:
     Cash & cash equivalents   $        -  $  161,635
     Securities                $  441,773   3,256,365
     Accrued Investment Income          -      33,186
     Finance Premiums                   -      91,851
     Accounts receivable and
      other assets                      -     365,410
     Due from reinsurers and
      other insurers                    -     207,137

     Liabilities:
     Bank Indebtedness                  -     172,436
     Loans payable                      -      66,222
     Accounts payable and
      accrued liabilities               -     144,940
     Unpaid claims                      -   2,267,082
     Senior unsecured debenture         -     220,080
     Subordinated indebtedness          -      87,354
     -------------------------------------------------
     >>

     Collateral pledged: As at June 30, 2008, bonds and term deposits with an estimated fair value of $49.7 million were on deposit with state and provincial regulatory authorities. Also, from time to time, the Company pledges securities to third parties to collateralize liabilities incurred under its policies of insurance. At June 30, 2008, the amount of such pledged securities was $85.1 million. Collateral pledging transactions are conducted under terms that are common and customary to standard collateral pledging and are subject to the Company's standard risk management controls.

     On October 4, 2002 the Company entered into an annually renewable syndicated $350 million letter of credit facility. The letter of credit facility is principally used to collateralize inter-company reinsurance balances for statutory capital management purposes. The Company pledges securities to collateralize the utilized portion of the letter of credit facility. At June 30, 2008 the letter of credit facility utilization was
$273.2 million.

     Past due loans but not impaired: Past due loans are loans where repayment of principal or payment of interest is contractually in arrears. There are no such loans as at June 30, 2008.

     Fair value:
     Refer to Note 5 with respect to fair value disclosure on securities. The carrying value of unpaid claims does not take into consideration the time value of money or make an explicit provision for adverse deviation. In order to estimate the fair value of the unpaid claims, the Company uses an actuarial approach recognizing the time value of money which incorporates assumptions concerning projected cash flows and appropriate provisions for adverse deviation. As at June 30, 2008 the discounted value of the unpaid claims was
$2,306.2 million ($2,159.3 million net of reinsurers' share of unpaid claims).
There is no active market for policy liabilities, so a market value is not readily available.

     <<
     The table below summarizes the fair valuation of debt liabilities:

                                                      June 30, 2008
     -------------------------------------------------------------------------
                                                           Total
                                          Total fair    carrying    Favorable
                                             value(x)      value (Unfavorable)
     -------------------------------------------------------------------------
     Loans Payable                        $   50,538  $   66,222   $   15,684
     Senior unsecured debentures             175,288     200,785       25,497
     Subordinated indebtedness                90,500      87,368       (3,132)
     -------------------------------------------------------------------------

                                                    December 31, 2007
     -------------------------------------------------------------------------
                                                           Total
                                          Total fair    carrying    Favorable
                                             value(x)      value (Unfavorable)
     -------------------------------------------------------------------------
     Loans Payable                        $   54,493  $   66,222   $   11,729
     Senior unsecured debentures             221,517     220,080       (1,437)
     Subordinated indebtedness                90,500      87,354       (3,146)
     -------------------------------------------------------------------------

     (x) The carrying value of all other financial instruments approximates their fair value due to the short term to maturity of those financial instruments.
     >>

     The Company uses fair value hierarchy to categorize the inputs used in valuation techniques to measure fair value. The extent of the Company's use of quoted market prices (Level 1), internal models using observable market information as inputs (Level 2) and internal models without observable market information (Level 3) in the valuation of securities as at June 30, 2008 were as follows:

     <<
     ($ in 000s)

     -------------------------------------------------------------------------
                                              Quoted Significant
                                           prices in       Other
                                              active  Observable   Significant
                                         markets for      Inputs  Unobservable
                                           identical                    Inputs
     Description                 June 30,     Assets
                                    2008    (Level 1)   (Level 2)    (Level 3)
     -------------------------------------------------------------------------
     Available for sale
      securities              $3,015,745  $  363,907  $2,651,838    $        -
     -------------------------------------------------------------------------
     >>

     NOTE 7  Capital Management

     The Company has a capital management process in place to measure, deploy and monitor its available capital and assess its adequacy. The process is aimed to achieve three major objectives: Meet regulatory requirements, maintain strong credit rating and maximize returns to shareholders. Senior executive management develops the capital strategy and oversees the capital management processes of the Company. Capital is managed using both regulatory capital measures and internal metrics.

     As at June 30, 2008 the Company was adequately capitalized to support the premium volume of the insurance subsidiaries. Canadian property and casualty insurance companies are regulated by the Office of the Superintendent of
Financial Institutions (OSFI) and the Financial Services Commission of Ontario
(FSCO) and are required to maintain a level of capital sufficient to achieve a target of 150% of a minimum capital test (MCT) formula. As at June 30, 2008 the MCT's of the Canadian subsidiaries are above the target MCT level, with
MCT margins ranging between 192% and 219% and aggregate available capital of approximately $64.3 million in excess of required capital.

     In the United States, a risk based capital (RBC) formula is used by the
National Association of Insurance Commissioners (NAIC) to identify property and casualty insurance companies that may not be adequately capitalized. The
NAIC requires that capital and surplus not fall below 200% of the authorized control level. As at June 30, 2008, all the U.S. subsidiaries are above the required RBC levels, with RBC ratios ranging between 249% and 1,437% and have aggregate available capital of approximately $121.1 million in excess of required capital.

     The reinsurance subsidiaries, which are domiciled in Barbados and
Bermuda, are required by the regulator in the jurisdictions in which they operate to maintain minimum capital levels. As at June 30, 2008 the capital maintained by Kingsway Reinsurance Corporation was approximately
$224.1 million in excess of the regulatory requirements in Barbados and the capital maintained by Kingsway Reinsurance (Bermuda) Limited was approximately
$55.6 million in excess of regulatory requirements.

     Subsequent to the balance sheet date, the Company repatriated funds from the reinsurance subsidiaries for the primary purpose of repaying a significant portion of bank indebtedness. As a result, the capital in excess of regulatory requirements has been reduced to approximately $114.1 million and
$36.0 million in Barbados and Bermuda respectively.

     For additional details, refer to page 39 to 42 of the Company's 2007
Annual Report.

     NOTE 8  Hedges

     On July 10, 2007, a general partnership of the Company (Kingsway 2007
General Partnership) issued a five year C$100 million debt obligation due on
July 11, 2012 with fixed semi-annual C$3 million interest payments. Kingsway
2007 General Partnership's risk management objective is to lock in the cash flow requirements on this debt obligation in U.S dollar terms which is the currency in which its cash inflows are received, thus mitigating exposure to variability in expected future cash flows. In order to meet this objective,
Kingsway 2007 General Partnership has entered into a cross-currency swap with
Bank of Nova Scotia to swap U.S. dollar cash flows into Canadian dollar cash flows providing the Company with the required Canadian dollar funds each semi-annual period and upon maturity to settle the senior debenture offering interest payments.

     The swap transaction has been designated as a cash flow hedge. Any changes in the fair value of hedging instrument are recorded in other comprehensive income until the hedged item affects the Consolidated Statement of Income. Hedge ineffectiveness is measured and recorded in the current period in the Consolidated Statement of Income. The Company has recorded a nil gain during the quarter ($0.1 million year to date) due to the ineffective portion of the designated hedge. As at June 30, 2008, the time length of cash flow hedge outstanding was less than five years. When the hedge is discontinued, any cumulative adjustment to either the hedged item or other comprehensive income will be recognized in income over the remaining term of the original hedge, or when the hedged item is derecognized.

     NOTE 9  Acquisitions

     On April 1, 2007 the Company acquired 100% of the voting shares of
Mendota Insurance Company ('Mendota') whose primary business is non- standard automobile insurance. This transaction includes Mendota's wholly owned subsidiaries, Mendakota Insurance Company and Mendota Insurance Agency, Inc.
The earnings of Mendota have been included in the statement of operations from
April 1, 2007.

     During the first quarter of 2008, the final purchase price was determined at $51.1 million. The Company has recognized total goodwill $1.2 million related to this acquisition, of which $0.2 million was recorded in 2008 and
$1.0 million during 2007.

     The Company also recognized total intangible assets of $10.7 million related to this acquisition during 2007, of which $7.8 million was assigned to insurance licenses with an indefinite life and not subject to amortization,
$1.1 million was assigned to computer software and is being amortized straight line over its defined useful life of 5 years and $1.8 million assigned to agent relationships and is also being amortized of a 5 year term but based on a pattern in which the economic benefits of the asset are expected to be consumed.

     NOTE 10 Bank Indebtedness

     Bank indebtedness decreased from $172.4 million at December 31, 2007 to
$157.9 million. During the first half of the year the Company repaid approximately $12.5 million of outstanding debt under our credit facilities.

     Subsequent to quarter end, the Company repaid $109.7 million of bank indebtedness utilizing the surplus capital resources held in its reinsurance subsidiaries. Bank indebtedness is subject to compliance with financial covenants and other provisions of the Credit Agreement. For the remaining
$48.8 million of bank indebtedness due December 20, 2008, the Company has obtained a waiver to September 30, 2008 from lender over non- compliance with certain covenants. The Company is in the process of renegotiating the terms and covenants of the bank indebtedness.

     NOTE 11 Supplemental Condensed Consolidating Financial Information

     On July 10, 2007, K2007GP issued C$100 million of 6% senior unsecured debentures unconditionally guaranteed by the Company ("KFSI") and Kingsway
America Inc. ("KAI"), a wholly-owned subsidiary of the Company. The following is the condensed consolidating financial information for the Company as of
June 30, 2008 and December 31, 2007, and for the period ended June 30, 2008 and 2007, with a separate column for each Guarantor, the issuer and the other businesses of the Company combined ("Non-Guarantor subsidiaries").

     <<
     -------------------------------------------------------------------------
     Condensed Consolidating Statement of Operations
     -------------------------------------------------------------------------
     For the six months ended June 30, 2008

                                                                     Other
                            KFSI          KAI           K2007GP   Subsidiaries
     -------------------------------------------------------------------------
                                                                     (the
                            (a            (a            (the    "Non-Guarantor
                        "Guarantor")  "Guarantor")    "Issuer") subsidiaries")
     -------------------------------------------------------------------------

     Revenue:
       Net premiums
        earned          $         -   $         -   $         -   $   866,319
       Investment
        related income         (742)        1,817         3,582        83,799
       Management
        fees                 51,440         9,158             -             -
                        $    50,698   $    10,975   $     3,582   $   950,116

     Expenses:
       Claims incurred  $         -   $         -   $         -   $   696,938
       Commissions and
        premium taxes             -             -             -       155,747
       Other expenses        43,869        12,961           117       126,931
       Interest expense       2,200        14,142         3,064         2,882
                             46,069        27,103         3,181       982,498

     Income before
      income taxes            4,629       (16,128)          401       (32,382)
     Income taxes             6,964        (5,483)          136       (17,019)
     Equity in undist-
      ributed net income
      of subsidiaries       (25,743)      (39,287)            -             -
     Net income (loss)  $   (28,078)  $   (49,932)  $       265   $   (15,363)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                            Con-
                         solidation
                        adjustments       Total
     ---------------------------------------------

     ---------------------------------------------

     Revenue:
       Net premiums
        earned          $    (7,455)  $   858,864
       Investment
        related income      (12,009)       76,445
       Management
        fees                (60,598)            -
                        $   (80,062)  $   935,309

     Expenses:
       Claims incurred  $    24,769   $   672,169
       Commissions and
        premium taxes             -       155,747
       Other expenses       (51,793)      132,085
       Interest expense      (3,500)       18,788
                            (80,062)      978,789

     Income before
      income taxes                -       (43,480)
     Income taxes                 -       (15,402)
     Equity in undist-
      ributed net income
      of subsidiaries        65,030             -
     Net income (loss)  $    65,030  $    (28,078)
     ---------------------------------------------
     ---------------------------------------------

     -------------------------------------------------------------------------
     Condensed Consolidating Statement of Operations
     -------------------------------------------------------------------------
     For the six months ended June 30, 2007

                                                                     Other
                            KFSI          KAI           K2007GP   Subsidiaries
     -------------------------------------------------------------------------
                                         (an                         (the
                            (a         "issuer" /       (the    "Non-Guarantor
                        "Guarantor")  "Guarantor")    "Issuer") subsidiaries")
     -------------------------------------------------------------------------

     Revenue:
       Net premiums
        earned          $         -   $         -   $         -   $   892,231
       Investment
        related income         (949)        2,460             -       104,855
       Management fees       39,342         6,756             -             -
                        $    38,393   $     9,216   $         -   $   997,086

     Expenses:
       Claims incurred  $         -   $         -   $         -   $   656,098
       Commissions and
        premium taxes             -             -             -       164,147
       Other expenses        36,178         8,756             -       100,490
       Interest expense       3,973        11,434             -         2,543
                             40,146        20,190             -       923,278

     Income before
      income taxes           (1,753)      (10,974)            -        73,808
     Income taxes             5,075        (3,731)            -        (1,620)
     Equity in undist-
      ributed net income
      of subsidiaries        68,185       (31,431)            -             -
     Net income (loss)  $    61,357   $   (38,674)   $        -   $    75,428
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                            Con-
                         solidation
                        adjustments       Total
     ---------------------------------------------

     ---------------------------------------------

     Revenue:
       Net premiums
        earned          $         -   $   892,231
       Investment
        related income       (1,125)      105,241
       Management fees      (46,098)            -
                        $   (47,223)  $   997,472

     Expenses:
       Claims incurred  $   (11,392)  $   644,706
       Commissions and
        premium taxes             -       164,142
       Other expenses       (35,831)      109,593
       Interest expense           -        17,950
                            (47,223)      936,391

     Income before
      income taxes                -        61,081
     Income taxes                 -          (276)
     Equity in undist-
      ributed net income
      of subsidiaries       (36,754)            -
     Net income (loss)  $   (36,754)  $    61,357
     ---------------------------------------------
     ---------------------------------------------

     -------------------------------------------------------------------------
     Condensed Consolidating Balance Sheet
     -------------------------------------------------------------------------
     As at June 30, 2008

                                                                     Other
                            KFSI          KAI           K2007GP   Subsidiaries
     -------------------------------------------------------------------------
                                         (an                         (the
                            (a         "issuer" /       (the    "Non-Guarantor
                        "Guarantor")  "Guarantor")    "Issuer") subsidiaries")
     -------------------------------------------------------------------------

     Assets
       Investments in
        subsidiaries    $   878,083   $   741,719   $         -   $  (340,624)
       Cash                   8,305         8,550           816       170,877
       Securities                 -             -             -     3,134,416
       Goodwill and
        other assets          9,780             -             -       104,154
       Other assets          17,708        71,344       109,493     3,109,314
                        $   913,875   $   821,613   $   110,309   $ 6,178,137

     Liabilities and
      Shareholders'
      Equity
     Liabilities:
       Bank Indebted-
        ness            $    37,000   $   170,175   $         -   $   120,918
       Other liabilities      3,934        28,094         4,609       293,652
       Unearned premiums          -             -             -     1,128,688
       Unpaid claims              -             -             -     3,702,914
       Senior unsecured
        debentures           18,500       125,000        93,346       (19,184)
       Subordinated
        indebtedness              -        90,500             -             -
                             59,434       413,769        97,954     5,226,988

     Shareholders' equity:
       Share capital        323,102       446,069        10,667     1,827,710
       Contributed surplus    8,287             -             -             -
       Retained Earnings    483,598       (38,225)        2,318      (906,776)
       Accumulated other
        comprehensive
        income               39,454             -          (630)       30,215
                            854,441       407,844        12,355       951,149
                        $   913,875   $   821,613   $   110,309   $ 6,178,137
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                            Con-
                         solidation
                        adjustments       Total
     ---------------------------------------------

     ---------------------------------------------

     Assets
       Investments in
        subsidiaries    $(1,279,178)  $         -
       Cash                       -       188,548
       Securities           (15,771)    3,118,645
       Goodwill and
        other assets              -       113,934
       Other assets      (2,278,230)    1,029,629
                        $(3,573,179)  $ 4,450,756

     Liabilities and
      Shareholders'
      Equity
     Liabilities:
       Bank Indebted-
        ness            $  (103,953)  $   224,140
       Other liabilities   (193,808)      136,481
       Unearned premiums   (409,616)      719,072
       Unpaid claims     (1,474,445)    2,228,469
       Senior unsecured
        debentures          (16,877)      200,785
       Subordinated
        indebtedness         (3,132)       87,368
                         (2,201,831)    3,596,315

     Shareholders' equity:
       Share capital     (2,284,446)      323,102
       Contributed surplus        -         8,287
       Retained Earnings    942,683       483,598
       Accumulated other
        comprehensive
        income              (29,585)       39,454
                         (1,371,348)      854,441
                        $(3,573,179)  $ 4,450,756
     ---------------------------------------------
     ---------------------------------------------

     -------------------------------------------------------------------------
     Condensed Consolidating Balance Sheet
     -------------------------------------------------------------------------
     As at December 31, 2007

                                                                     Other
                            KFSI          KAI           K2007GP   Subsidiaries
     -------------------------------------------------------------------------
                                         (an                         (the
                            (a         "issuer" /       (the    "Non-Guarantor
                        "Guarantor")  "Guarantor")    "Issuer") subsidiaries")
     -------------------------------------------------------------------------

     Assets
       Investments in
        subsidiaries    $   964,286   $   682,266   $         -   $  (150,463)
       Cash                  13,716         6,960           566       140,393
       Securities                 -             -             -     3,348,216
       Goodwill and
        other assets              -             -             -       116,774
       Other assets          34,042        16,302       113,217     3,181,277
                        $ 1,012,044   $   705,528   $   113,783   $ 6,636,197

     Liabilities and
      Shareholders' Equity
     Liabilities:
       Bank Indebted-
        ness            $    42,369   $   170,175   $         -   $   130,068
       Other liabilities      7,797        25,184         6,607       339,938
       Unearned premiums          -             -             -     1,220,813
       Unpaid claims              -             -             -     3,810,139
       Senior unsecured
        debentures           21,077       125,000        94,429       (20,426)
       Subordinated
        indebtedness              -        90,500             -             -
                             71,243       410,859       101,036     5,480,532

     Shareholders' equity:
       Share capital        326,151       342,450        10,667     1,773,287
       Contributed surplus    7,619             -             -             -
       Retained Earnings    521,165       (47,781)        2,053      (713,618)
       Accumulated other
        comprehensive
        income               85,866             -            27        95,996
                            940,801       294,669        12,747     1,155,665
                        $ 1,012,044   $   705,528   $   113,783   $ 6,636,197
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                            Con-
                         solidation
                        adjustments       Total
     ---------------------------------------------

     ---------------------------------------------

     Assets
       Investments in
        subsidiaries    $(1,496,089)  $         -
       Cash                       -       161,635
       Securities                 -     3,348,216
       Goodwill and
        other assets              -       116,774
       Other assets      (2,314,058)    1,030,780
                        $(3,810,147)  $ 4,657,405

     Liabilities and
      Shareholders' Equity
     Liabilities:
       Bank Indebted-
        ness            $  (103,954)  $   238,658
       Other liabilities   (234,586)      144,940
       Unearned premiums   (462,323)      758,490
       Unpaid claims     (1,543,057)    2,267,082
       Senior unsecured
        debentures                -       220,080
       Subordinated
        indebtedness         (3,146)       87,354
                         (2,347,066)    3,716,604

     Shareholders' equity
       Share capital     (2,126,404)      326,151
       Contributed surplus        -         7,619
       Retained Earnings    759,346       521,165
       Accumulated other
        comprehensive
        income              (96,023)       85,866
                         (1,463,081)      940,801
                        $(3,810,147)  $ 4,657,405
     ---------------------------------------------
     ---------------------------------------------

     -------------------------------------------------------------------------
     Condensed Consolidating Statement of Operations
     -------------------------------------------------------------------------
     For the six months ended June 30, 2008

                                                                     Other
                            KFSI          KAI           K2007GP   Subsidiaries
     -------------------------------------------------------------------------
                                                                     (the
                            (a            (a            (the    "Non-Guarantor
                        "Guarantor")  "Guarantor")    "Issuer") subsidiaries")
     -------------------------------------------------------------------------

     Cash provided by
      (used in):
     Operating
      Activities:
       Net income       $   (28,078)  $   (49,932)  $       265   $   (15,363)
       Adjustments to
        reconcile net
        income to net
        cash used by
        operating
        activities:
       Equity in undis-
        tributed earnings
        in subsidiaries      25,743        39,287             -             -
       Other                  7,552       (31,549)         (129)     (150,091)
                              5,217       (42,194)          136      (165,454)

     Financing Activities:
       Increase in share
        capital, net             48       103,619             -             -
       Repurchase of common
        shares for cancel-
        lation               (4,378)            -             -             -
       Common share
        dividend             (8,208)            -             -             -
       Increase/(decrease)
        in bank indebted-
        ness                  6,552             -           114       (15,283)
       Increase in senior
        unsecured indebted-
        ness                      -             -             -             -
                            (19,090)      103,619           114       (15,283)

     Investing Activities:
       Purchase of
        securities                -             -             -    (1,592,080)
       Proceeds from sale
        of securities             -             -             -     1,759,812
       Acquisitions           8,919             -             -          (212)
       Other                   (457)      (59,835)            -        43,701
                              8,462       (59,835)            -       211,221

     Increase (decrease)
      in cash during the
      year                   (5,411)        1,590           250        30,484
     Cash, beginning of
      year                   13,716         6,960           566       140,393
                        $     8,305   $     8,550   $       816   $   170,877
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     ---------------------------------------------
                             Con-
                         solidation
                        adjustments       Total
     ---------------------------------------------

     ---------------------------------------------

     Cash provided by
      (used in):
     Operating
      Activities:
       Net income       $    65,030   $   (28,078)
       Adjustments to
        reconcile net
        income to net
        cash used by
        operating
        activities:
       Equity in undis-
        tributed earnings
        in subsidiaries     (65,030)            -
       Other                123,617       (50,600)
                            123,617       (78,678)

     Financing Activities:
       Increase in share
        capital, net       (103,619)           48
       Repurchase of commo
        shares for cancel-
        lation                    -        (4,378)
       Common share
        dividend                  -        (8,208)
       Increase/(decrease)
        in bank indebted-
        ness                  6,438       (15,283)
       Increase in senior
        unsecured indebted
        ness                (17,517)      (17,517)
                           (114,698)      (45,338)

     Investing Activities:
       Purchase of
        securities                -    (1,592,080)
       Proceeds from sale
        of securities             -     1,759,812
       Acquisitions          (8,919)         (212)
       Other                      -       (16,591)
                             (8,919)      150,929

     Increase (decrease)
      in cash during the
      year                        -       26,913
     Cash, beginning of
      year                        -      161,635
                        $         -   $  188,548
     ---------------------------------------------
     ---------------------------------------------

     -------------------------------------------------------------------------
     Condensed Consolidating Statement of Cash Flows
     -------------------------------------------------------------------------
     For the six months ended June 30, 2007

                                                                     Other
                            KFSI          KAI           K2007GP   Subsidiaries
     -------------------------------------------------------------------------
                                                                     (the
                            (a            (a            (the    "Non-Guarantor
                        "Guarantor")  "Guarantor")    "Issuer") subsidiaries")
     -------------------------------------------------------------------------

     Cash provided by
      (used in):
     Operating Activities:
       Net income       $    61,357    $  (38,674)  $         -  $     75,428
       Adjustments to
        reconcile net
        income to net
        cash used by
        operating
        activities:
       Equity in undist-
        ributed earnings
        in subsidiaries     (68,185)       31,431           -               -
       Other                 16,889        (3,503)          -         (20,423)
                             10,061       (10,746)          -          55,005

     Financing Activities:
       Increase in share
        capital, net          1,047       156,545           -               -
       Repurchase of common
        shares for
        cancellation         (6,062)            -           -               -
       Common share
        dividend             (7,491)            -           -               -
       Increase/(decrease)
        in bank indebted-
        ness                 11,959             -           -          94,985
       Increase in senior
        unsecured indebted-
        ness                      -             -           -               -
                               (547)      156,545           -          94,985

     Investing Activities:
       Purchase of
        securities                -             -           -      (2,358,631)
       Proceeds from sale
        of securities            99             -           -       2,101,312
       Acquisitions          11,472       (54,085)          -          13,402
       Other                 (8,642)      (89,051)          -          75,271
                              2,929      (143,136)          -        (168,646)

     Increase (decrease)
      in cash during
      the year               12,443         2,663           -         (18,656)
     Cash, beginning
      of year                 3,475         3,204           -         123,027
                        $    15,918   $     5,867   $       -   $     104,371
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     ---------------------------------------------
                            Con-
                         solidation
                        adjustments       Total
     ---------------------------------------------

     ---------------------------------------------

     Cash provided by
      (used in):
     Operating Activities:
       Net income       $   (36,754)  $    61,357
       Adjustments to
        reconcile net
        income to net
        cash used by
        operating
        activities:
       Equity in undist-
        ributed earnings
        in subsidiaries      36,754             -
       Other                      -        (7,037)
                                  -        54,320

     Financing Activities:
       Increase in share
        capital, net       (156,545)        1,047
       Repurchase of common
        shares for
        cancellation              -        (6,062)
       Common share
        dividend                  -        (7,491)
       Increase/(decrease)
        in bank indebted-
        ness                      -       106,944
       Increase in senior
        unsecured indebted-
        ness                      -             -
                           (156,545)       94,438

     Investing Activities:
       Purchase of
        securities          168,017    (2,190,614)
       Proceeds from sale
        of securities             -     2,101,411
       Acquisitions         (11,472)      (40,683)
       Other                      -       (22,422)
                            156,545      (152,308)

     Increase (decrease)
      in cash during
      the year                    -        (3,550)
     Cash, beginning
      of year                     -       129,706
                        $         -  $    126,156
     ---------------------------------------------
     ---------------------------------------------
     >>

     %SEDAR: 00003152E          %CIK: 0001072627

     /For further information: Shelly Gobin, Senior Vice President and Chief
Financial Officer, Tel: (905) 677-8889, Fax: (905) 677-5008, Web Site:
www.kingsway-financial.com/
     (KFS. KFS KFS)

CO:  Kingsway Financial Services Inc.

CNW 08:57e 07-AUG-08